

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2011

Via Facsimile
Mr. Antonio Care
Chief Executive Officer
Tire International Environmental Solutions, Inc
1620 Cypress Garden Road
Moncks Corner, SC 29461

**Re: Tire International Environmental Solutions, Inc
Form 10-K/A for Nine Months Ended
September 30, 2010
Filed August 25, 2011
File No. 000-28323**

Dear Mr. Care:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brian K. Bhandari

Brian K Bhandari
Branch Chief